SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform the Shareholders and the market in general that, as approved by the Board of Directors of Eletrobras, was signed on this date Supply Agreement between Eletrobras and the Administración Nacional de Usinas Y Transmissiones Elétricas – UTE ("Agreement") that has purpose to establish the conditions and mechanisms for the supply to interruptible power Brazil generated in Uruguay, exceptional and temporary basis until December 31, 2015, pursuant to Ordinances of the Ministry of Mines and Energy (“MME”) N°. 82, of March 25, 2015 and N°. 105 of March 31, 2015, through Rivera converter stations, with maximum power of 70 MW, located in Rivera, Uruguay, and Melo, with maximum power of 500 MW, located in Melo, also in Uruguay, both cities border with Brazil.

Initially, a function of converting station Melo still in the pre-operational testing stage, operation occurs only by means of Rivera converting station.

The aforementioned import will be made through electricity weekly offerings, on the border with Brazil, having as destination the spot market.

Through the above MME Ordinance n°. 82/2015, it was agreed that Eletrobras will be the responsible agent for the import of electricity towards the Electricity Commercialization Chamber - CCEE, and the costs related to the import of that electricity, that exceed the Price Settlement of Differences - PLD, during the accounting by CCEE, could be recovered through the charge destined to coverage of system service costs, after consideration of amounts incurred by the National Electric Energy Agency – ANEEL.

The MME Ordinance No. 82/2015 also established that Eletrobras will not be responsible to bear financial consequences arising from any default in the Short Term Market, as a result of Electric Energy Accounting Process, and the payment of any additional cost in accordance with CNPE Resolution No. 3 of March 6, 2013.

Rio de Janeiro, November 30, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.